UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                                  GenCorp Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    368682100
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 18, 2007
 -------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-8 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      368682100              SCHEDULE 13D         PAGE 2 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                    (b) |X|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,827,600
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,827,600
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,827,600
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       368682100             SCHEDULE 13D         PAGE 3 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                    (b) |X|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,827,600
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,827,600

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,827,600
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      368682100              SCHEDULE 13D         PAGE 4 OF 5 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on November 15, 2004 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.10 par value ("Shares"), of GenCorp Inc. (the "Issuer"), as previously amended by Amendment No. 1 filed on July 15, 2005, Amendment No.2 filed on October 31, 2005, Amendment No. 3 filed on December 9, 2005, Amendment No. 4 filed on January 10, 2006, Amendment No. 5 filed on January 17, 2006, Amendment No. 6 filed on January 30, 2006, and Amendment No. 7 filed on February 21, 2006, is hereby amended by this Amendment No. 8. The principal executive office of the Issuer is located at 50 & Aerojet Road, Rancho Cordova, California 95670.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from available capital of the Holders (as defined below). A total of approximately $67,363,367 was paid to acquire the Shares reported herein.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own 3,827,600 Shares, constituting approximately 6.8% of the shares of Common Stock outstanding. The percentage of shares of Common Stock reported to be beneficially owned by the Reporting Persons are based upon 56,100,000 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended February 28, 2007.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 686,006 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (together with Jolly Roger Fund LP, the "Holders"), Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 3,141,594 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Manager of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,827,600 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons during the last 60 days. All of the Shares were purchased or sold in the open market.

Jolly Roger Fund LP

Trade Date                 Shares Purchased (Sold)          Price per Share ($)
----------                 ----------------                 -------------------
4/11/2007                  (3,294)                          14.05
5/18/2007                  (104,500)                        13.49

Jolly Roger Offshore Fund LTD

Trade Date                 Shares Purchased (Sold)          Price per Share ($)
----------                 ----------------                 -------------------
4/11/2007                  (11,460)                         14.05
4/16/2007                  (310,810)                        14.07
4/17/2007                  (150,000)                        13.90
4/18/2007                   25,000                          13.97
4/18/2007                  (150,000)                        13.80
4/19/2007                  (165,000)                        13.71
4/20/2007                  (111,990)                        13.84
4/23/2007                  (50,000)                         13.80
5/21/2007                  (130,000)                        13.65
5/21/2007                  (100)                            12.50*
5/22/2007                  (65,000)                         13.70

* Exercise of call option (see Item 6)

Jolly Roger Activist Portfolio Company LTD

Trade Date                 Shares Purchased (Sold)          Price per Share ($)
----------                 ----------------                 -------------------
4/11/2007                  (6,246)                          14.05

See also Item 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

Item 6 of the Schedule 13D is hereby amended and restated as follows:

As set forth below, Jolly Roger Fund LP sold call options with respect to an aggregate of 60,000 Shares, each of which was sold on the open market.

   Date of Sale     Shares Underlying    Exercise Price per Share       Expiration Date      Sale Price per Option ($)
                         Options                    ($)
------------------------------------------------------------------------------------------------------------------------
    05/18/2007            32,500                   12.50                   06/15/2007                   1.05

    05/18/2007            17,500                   12.50                   06/15/2007                   1.10

    05/18/2007            10,000                   12.50                   06/15/2007                   1.00


As set forth below, Jolly Roger Offshore Fund LTD sold call options with respect to an aggregate of 200,000 Shares, each of which was sold on the open market.

   Date of Sale     Shares Underlying    Exercise Price per Share       Expiration Date      Sale Price per Option ($)
                         Options                    ($)
------------------------------------------------------------------------------------------------------------------------
    05/21/2007           200,000                   12.50                   06/15/2007                   1.17

As set forth below, Jolly Roger Activist Portfolio Company LTD sold call options with respect to an aggregate of 40,000 Shares, each of which was sold on the open market.

   Date of Sale     Shares Underlying    Exercise Price per Share       Expiration Date      Sale Price per Option ($)
                         Options                    ($)
------------------------------------------------------------------------------------------------------------------------
    05/22/2007            40,000                   12.50                   06/15/2007                   1.22

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

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CUSIP NO.      368682100             SCHEDULE 13D           PAGE 5 OF 5 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2007


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name: Thomas R. Hudson Jr.
                                               Title: Managing Member

                                               /s/ Thomas R. Hudson Jr.
                                               ------------------------------
                                               Thomas R. Hudson Jr.